Press Release

GreenPower Announces Proposed Public Offering of Common Shares & Warrants

Vancouver, Canada, May 6, 2024 -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced it has commenced an underwritten public offering in the United States (the "Offering").

The Offering consists of common shares and warrants to purchase common shares and is subject to market conditions. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size, pricing or other terms of the Offering. In addition, the Company intends to grant the underwriter a 45-day option to purchase up to an additional 5 percent of the number of common shares and/or warrants offered in the Offering.

Maxim Group LLC is acting as sole book-running manager for the Offering.

GreenPower currently intends to use the net proceeds from the Offering for the production of all-electric vehicles, including BEAST school buses and EV Star commercial vehicles, as well as for product development, with the remainder, if any, for general corporate purposes.

The offering is subject to customary closing conditions including the receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange and notification to The Nasdaq Stock Market.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3, as amended, (File No. 333-276209) previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission ("SEC") on February 2, 2024. GreenPower may offer and sell securities in both United States and foreign jurisdictions. No securities will be offered or sold to Canadian purchasers.

A preliminary prospectus supplement and accompanying prospectus relating to the Offering and describing the terms thereof will be filed with the SEC and will form a part of the effective registration statement and will be available on the SEC's website at www.sec.gov. When available, copies of the prospectus supplement and accompanying prospectus may be obtained, when available, by contacting Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, Attention: Syndicate Department, or by telephone at (212) 895-3745 or by email at syndicate@maximgrp.com. The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

For further information contact

Fraser Atkinson, CEO

fraser@greenpowermotor.com

Brendan Riley, President

brendan@greenpowermotor.com

Michael Sieffert, CFO

Michael.sieffert@greenpowermotor.com

Allie Potter

Skyya PR for GreenPower

(218) 766-8856

allie@skyya.com

About GreenPower Motor Company, Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California.

Forward Looking Statements

This press release contains forward-looking statements with the meaning of applicable securities laws. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such forward-looking statements include, among other things, whether or when the Offering may be completed, or as to the actual size, pricing or other terms of the Offering and GreenPower's anticipated use of the net proceeds of the Offering, if any. The material assumptions supporting these forward-looking statements include, among others, Greenpower's ability to complete the Offering in the manner described, or at all, the receipt of all required regulatory approvals with respect to the Offering, and the Company's continued production of BEAST school buses and EV Star commercial vehicles. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes of plan with respect to the Offering described herein, termination of the Offering in accordance with its terms, the dilutive effects of the Offering, market conditions, and changes to the intended use of proceeds from the Offering. Although GreenPower believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in GreenPower's securities should not place undue reliance on forward-looking information and statements because GreenPower can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and GreenPower assumes no obligation to update or revise this forward-looking information and statements except as required by law. Consequently, readers should not place any undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  ©2024 GreenPower Motor Company Inc. All rights reserved.